February 16, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C.  20549-4631

Attn:                 Mr. Rufus Decker

Accounting Branch Chief

Re:                       International Lease Finance Corporation

Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010
and September 30, 2010
File No. 1-31616

Ladies and Gentlemen:

This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on January 28, 2011.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, (iii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter, repeating in italics each of the Staff’s comments prior to each response.

10250 Constellation Blvd, Suite 3400, Los Angeles, CA 90067  (310) 788-1999 Fax: (310) 788-1990

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

Form 10-K for the Year Ended December 31, 2009

General

1.                                    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including any registration statements.

The Company respectfully advises the Staff that, where a comment from the Staff requests additional disclosures or other revisions to be made, the Company will include revised or additional disclosure in its future filings with the SEC, as indicated in its responses below.

Financial Statements

Consolidated Statements of Cash Flows, page 48

2.                                    We have read your response to comment four. Please revise your caption “provision for overhauls” to better convey the nature of the related cash flows. Your current caption suggests that these amounts relate to non-cash expense accruals. Please also show your reimbursements of overhaul reserves separately from your transfers of overhaul reserves. In doing so, ensure that transfers of overhaul reserves reflect only cash transactions.

The Company advises the Staff that in its future filings with the SEC, the Company will revise its caption “Provision for overhauls” to “Overhaul rentals received and expected to be reimbursed” to ensure it is transparent that the cash inflows represent cash transactions.  The Company further advises the Staff that when the transfer of overhaul rentals is material in any period, it will present those cash outflows separately from overhaul reimbursements to lessees.

3.                                    We have read your response to prior comment five. You indicate that you will agree, for convenience, to receive a net cash amount from the purchaser, which represents the aircraft sales price less any settlement of payments required for novation of the lease, including any unreimbursed overhaul rentals you agree to transfer to the purchaser. You disclose that even if you receive a net cash amount, you still record proceeds related to the aircraft sale as investing cash flows and the overhaul rentals transferred to the buyer of the aircraft as financing or operating cash outflows, as applicable. We continue to believe that this gross presentation does not represent your actual cash transactions and that you should revise your statements of cash flows accordingly.

The Company respectfully refers the Staff to its response to Question five of the letter dated January 12, 2011 and advises the Staff, that it continues to believe that the cash flows associated with the sale of an aircraft and the cash flows associated with the novation of the related lease represent separate cash flow activities that should be reported separately in the statement of cash flows. In the context of an aircraft sale, there are generally amounts paid to the seller representing the negotiated purchase price of the aircraft and amounts paid to the buyer related to the novation of the lease including

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

security deposits held, accumulated overhaul revenues, and short period rents. The receipt of cash for the sale of an aircraft by the Company is properly characterized as a cash flow from investing activities (ASC 230-10-45-12 (c)) and the payment to the buyer of security deposits and accumulated overhaul revenues held are properly characterized as cash flows used in financing activities (ASC 230-10-45-15 (b)).

The sums involved in the sale of aircraft are large, however, these transactions do not generally involve the use of an escrow agent as would typically be the case for example, with a similar sized real estate transaction. In a real estate example, all transaction amounts are typically deposited into escrow, and then cash is disbursed by the escrow agent to the various parties resulting in distinct gross cash flows.  With aircraft sales transactions, the cash settlement can be either on a gross or on a net basis, depending on the demands and needs of the parties.

Sales where settlement is net - When the buyer is funding the aircraft purchase through internal funds or unsecured debt, the parties may agree to settle the various cash amounts due on a net basis to facilitate a smooth uncomplicated close and eliminate the potential problems that may be encountered with crossed wire transfers. Over the past few years the Company has settled most, if not all, of its transactions on a net basis.

Sales where settlement is gross - In aircraft sales where multiple parties are involved, the settlement may require a number of cash transfers because of the complexity of the financing source of the buyer. When the buyer is using a dedicated lender or a structured or securitized financing arrangement is involved, the lender may require the transfer of security deposits, accumulated overhaul revenues and stub period rents to be paid to different accounts.  Simultaneously, the buyer and lender will send separate wires representing the aggregate purchase price of the aircraft to the Company, as buyer. In 2003 the Company closed a bulk sale of over 30 aircraft and settled all amounts on a gross basis.

Reporting the cash flows of all aircraft sales transactions on a net basis creates the potential for inconsistent presentation in the statement of cash flows.  The Company may be required to cash settle an aircraft sale on a gross basis or in many situations has the ability to choose how to cash settle the transaction.  These different settlement methods would create dramatically different cash flow amounts presented on the statement of cash flows. The result is a loss of comparability from transaction to transaction and period to period.  This lack of comparability will be confusing to the users of Company’s financial statements, particularly when the focus of the users is on liquidity and activities affecting liquidity.

ASC 230-10-45-7 states “Generally information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts.”  There is no direct probation related to the concept of reporting constructive receipts and disbursements in the ASC, but the focus of the statement of cash flows is to present the cash activity within a company’s bank accounts reflecting the substance of a transaction. This point was highlighted in an SEC staff speech in 2005 by Joel Levine at the 33rd AICPA National Conferences on Current SEC and PCAOB Developments. In

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

that speech Mr. Levine highlighted two similar economic transactions that would have been presented on the statement of cash flows in very different manners.  Mr. Levine concluded in that speech that it was more appropriate to present the substance of the transaction in order to present similar economic transactions consistently.  The Company’s aircraft sales transactions are similar where the gross presentation would display these in substance similar transactions in a consistent manner in the statement of cash flows.

The net presentation of an aircraft sales transaction in the statement of cash flows complicates the presentation of the economics of the transaction, since it requires a mixing and comingling of cash flows from investing activities and cash flows used in financing activities. While notes to the statement of cash flows may be helpful in deciphering the comingled cash flow activities, the situation creates more complexity, confusion and questions on the part of the users and potentially misrepresents the relevant categories of cash flows.

The Company respectfully believes that amounts of cash outflows related to security deposits and accumulated overhaul revenues related to the Company’s activities should continue to be disclosed in cash flows from Financing Activities and that gross proceeds received from the sale of aircraft should continue to be disclosed in Investing Activities.  The Company respectfully refers the Staff to the Company’s response to question four of the letter dated January 12th, where the Company agreed to present security deposits returned and transfers of overhauls rentals separately in the Financing Activities section of the Company’s statement of cash flows, thereby providing increased disclosure concerning the activities of the Company.

The gross presentation of the proceeds from aircraft sales in Investing Activities and Financing Activities as used by the Company reflects the economic substance of its activities related to aircraft sales and provides users with meaningful, properly classified cash flow information about the Company’s investing and financing activities in a clear, unobstructed, and consistently reliable manner.

4.                                    Please address the appropriateness of recording foreign currency adjustment of non-US$ denominated debt and foreign exchange adjustments on foreign currency denominated cash as adjustments to reconcile net income to net cash provided by operating activities. Please cite the accounting literature used to support your conclusion. We note your discussion of foreign currency adjustments in Note F- Debt Financing but are unable to reconcile those disclosures to the adjustments you have reflected in your Statements of Cash Flows. Please also expand your disclosures to clarify which line item these foreign currency adjustments are included in your statement of operations.

With respect to the Company’s recording of foreign currency adjustments for non-US$ denominated debt, the Company respectfully advises the Staff that it has Euro denominated debt that is marked to the spot rate at each balance sheet date. The non-cash foreign currency adjustment related to the “mark” is recorded in net income and therefore must be removed from the cash flow when the Company reconciles its net income to net cash provided by operating activities in its statement of cash flows. The Company looks

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

to ASC 230-10-45-28 (b) which states the following items must be excluded from net income to reconcile to cash flows from operating activities:

“All items that are included in net income that do not affect net cash provided from, or used for , operating activities such as depreciation of property, plant, and equipment and amortization of finite-life intangible assets.  This includes all items whose cash effects are related to investing or financing cash flows…”

The Company further advises the Staff that it also has swapped its debt financings denominated in a foreign currency into US dollars and an equivalent amount of income effect related to the derivatives is included in the line item “Derivative instruments” as an adjustment to reconcile net income to net cash provided by operating activities.

In response to the Staff’s comment, the Company provides to the following reconciliation of foreign currency adjustment of foreign currency denominated debt:

	2009	2008	2007

Foreign currency adjustment of non-US$ denominated debt as shown as an adjustment to net income on the Statement of Cash Flows from operating activities[2]	$114,620	($507,050)	$503,600

Change in total foreign currency adjustment due to repayment of debt not hedged[3]			(4,169)

Repayment of debt principal from cash receipts under derivative contracts at the maturity of the debt and the derivative contract as shown in “Swap maturity settlements” in Note N	(61,620)	(123,450)	(208,233)

Change in foreign currency adjustment related to foreign currency denominated debt as shown on the Balance Sheet	$53,000[1]	$630,500	291,198

1Represents the difference of the foreign exchange adjustment for the foreign currency denominated notes of $391,100 and $338,100 at December 31, 2009 and 2008, respectively, as shown in Note F to the Company’s consolidated financial statements.

2See Note O, “Derivative Financial Instruments” to the consolidated financial statements which discloses the contra effect to other comprehensive income.

3 In 2007, ILFC had $40 million of Euro denominated debt that was not hedged.

The Company advises the Staff that it will enhance its debt financing note disclosures in its future filings by providing a reconciliation of foreign currency adjustments related to its foreign denominated debt to the adjustments reflected on the Company’s statement of cash flows.

With respect to the Company’s recording of foreign currency adjustment on foreign currency denominated debt, the Company advises the Staff that all of its subsidiaries use US dollars as their functional currency and certain of these subsidiaries maintain cash balances denominated in foreign currencies.  The foreign denominated cash balances are

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

marked to the spot rate at each balance sheet date.  The non-cash foreign currency adjustment related to the “mark” is recorded in net income and is adjusted in the statement of cash flows when the Company reconciles its net income to net cash provided by operating activities through the line item “Other, including foreign exchange adjustments on foreign currency denominated cash”.   The Company also presents this adjustment in the statement of cash flows in the line item entitled “Effect of exchange rate changes on cash.”  The amount of this adjustment was $694,000, $(2,022,000) and $2,400,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

5.                                    We have read your responses to prior comments 10 and 11. We note that you recognize overhaul rental payments you receive from lessees as revenue and recognize an expense for the estimated reimbursements to be made to the lessee. It is unclear to us the nature of the expense that you have incurred at the time you receive overhaul rental payments. It appears that your recognition of this expense is the direct result of recording revenues at amounts greater than what you will ultimately realize. We therefore continue to object to your recording the gross amount of overhaul rentals received as revenue. We would not object to you recognizing the net amount of overhaul rentals that you do not expect to reimburse to the lessee as revenue as those rentals are received. In this regard, we note that you have been able to successfully estimate the amount of overhaul rentals that are reimbursed to the lessees. Furthermore, we believe that recording the net amount reflects the substance of your overhaul rental agreements. Please revise your statements of income accordingly.

The Company understands the Staff’s position and advises the Staff that it will present its Rental of flight equipment revenues net of the provision for overhauls in its future filings with the SEC, as follows:

Rental of Flight equipment	$XXX
Provision for overhauls	(XXX)
Net rental of flight equipment	$XXX

Flight Equipment Marketing, page 53

6.                                    We have read your responses to prior comments 12 through 14. We continue to object to your inclusion of impairments charges related to flight equipment held for sale within revenues. We believe that impairment charges related to flight equipment held for sale should be included within expenses in a similar manner to your other impairment charges. You believe differentiating between impairment charges recorded on flight equipment held for use versus impairment charges recorded on aircraft to be disposed of provides investors meaningful information in analyzing your financial results. We believe that the separate presentation of these two impairment amounts within expenses will

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

provide your investors with the information you believe is meaningful in analyzing your financial results. Please revise your financial statements accordingly.

The Company understands the Staff’s position and advises the Staff that it will present fair value adjustments and impairments charges related to aircraft classified as held-for-sale or deemed more-likely-than-not to be sold in other operating expenses, or separately in its own expense line item when such charges are deemed material to the Company’s consolidated statement of income, in its future filings with the SEC.

7.                                    We have read your response to prior comment 12. You indicated that you plan to change your caption from flight equipment marketing to Flight equipment marketing, gains/loss on sale of aircraft and fair value adjustments on flight equipment to be disposed of. Given that we continue to object to the inclusion of fair value adjustments on flight equipment to be disposed as a reduction of revenue, please revise this caption accordingly. Furthermore, although we will not object to your inclusion of the gains and losses on sale of aircraft within revenues, please revise your overall heading “Revenues” to a caption similar to “Revenues and Other Income.”

The Company advises the Staff that it will change its caption from “Flight equipment marketing” to “Flight equipment marketing and gain/loss on the sale of aircraft” and it will change its caption “Revenues” to “Revenue and other income” in its future filings with the SEC.  The Company also refers the Staff to its response to comment number six herein, where the Company agrees to present its fair value adjustments and impairment charges related to aircraft held-for-sale or deemed more-likely-than-not to be sold in other expenses, or as a separate expense line item when such charges are material to the Company’s statement of income in its future filings with the SEC.  The Company will continue to disclose in “Flight equipment marketing and gain/loss on the sale of aircraft” aircraft sales transactions that are contracted and consummated in the same quarter as a gain or loss on sale.

Provision for Overhauls, page 53

8.                                    We have read your response to prior comments 16. We continue to believe that you must follow one of the methods of accounting for overhaul costs set forth in ASC 908-360. If you continue to utilize the deferral method, the actual cost of each overhaul that is capitalized must be amortized to the next overhaul. Please revise your financial statements accordingly.

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

The Company understands the Staff’s position and advises the Staff that it will continue to use the deferral method of accounting for its capitalized overhaul costs but will change the period of amortization from the remaining useful life of the aircraft to the period until the next estimated overhaul.  The impact of the change in the capitalized overhaul depreciable life will be recorded in the Company’s 2010 annual financial statements and will be disclosed as appropriate.

Form 10-Q for the Period Ended September 30, 2010

General

9.                                    Please address the comments above in your interim filings as well.

The Company notes the Staff’s comment and will include disclosures where applicable in its future interim filings.

* * * * *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (310) 788-1999 or John-Paul Motley at (213) 430-6100.

Thank you.

Respectfully submitted,

/s/ Kurt H. Schwarz

Kurt H. Schwarz
Senior Vice President and Chief Accounting Officer

cc:            Mr. Frederick S. Cromer

Mr. Alan H. Lund

Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP